January 28, 2005

Sara W. Dunton, Branch Chief
Hanna T. Teshome, Attorney-Advisor
United States Securities and
  Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Teekay LNG Partners L.P.
        Form F-1 filed November 23, 2004
        File No. 333-120727

Ladies and Gentlemen:

     On behalf of Teekay LNG Partners L.P., we enclose Amendment No. 1 to its Registration Statement on Form F-1. The Amendment, together with this letter, responds to the comments made by the staff in your letter of December 23, 2004. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to Amendment No 1.

General

     1.      Supplementally advise us as to whether you intend to use additional sales material, in addition to the prospectus, to sell the common units. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item 19.D. of Securities Act Industry Guide 5 and Release No. 33-6900 regarding disclosure in offerings of limited partnership interests.

Response to Comment No. 1:

The partnership will not provide sales materials to prospective investors other than the preliminary prospectus. The partnership intends to conduct a roadshow in connection with the offering that will include a slide presentation. Hard copies of the slide presentation will not be distributed. The slide presentation has not yet been prepared.

As disclosed in the underwriting section of the prospectus, the partnership intends to reserve common units for sale under a directed unit program. In connection with the program, materials will be sent to the participants at or after the time the preliminary prospectus is distributed. As noted in the response to Comment 49,

January 28, 2005

the partnership is providing with this letter Citigroup Global Market Inc.’s form of directed unit program materials, which have been previously reviewed by Kristina A. Wyatt of the staff.

     2.      Furthermore, please confirm that you have provided any other disclosure that may be required by Securities Act Industry Guide 5. Note that Release 33-6900 states that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of all other limited partnership offerings.” Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

Response to Comment No. 2:

The partnership has carefully reviewed Industry Guide 5 and believes that it has complied with its requirements as applied by the staff to offerings of common units in master limited partnerships.

The partnership believes that disclosure of prior performance as referenced in Section II.A.3.f. of Securities Act Release 33-6900 is not warranted because the partnership, although structured as a limited partnership, is not a “program” as that term is used in Industry Guide 5 or Securities Act Release 33-6900. For instance, the partnership is not a commodity pool or an equipment leasing, oil and gas or real estate investment program. To the contrary, the partnership is an operating business that is engaged in the transportation of crude oil and LNG.

As described in the prospectus, the partnership owns and operates (or will own and operate) LNG carriers and Suezmax class crude oil tankers. Its fleet provides marine transportation services to major energy companies and, in contrast to “programs,” the partnership does not generate income from trading activities or passive investments. The partnership is assuming the entire business operations of Teekay Shipping Spain S.L. under the same operations team. Included in the prospectus is the financial performance of Teekay Spain. In addition, the financial statements of the predecessor to Teekay Spain (Naviera F. Tapias S.A.) are included in the prospectus.

The partnership will use the proceeds from its initial public offering to repay existing indebtedness and as otherwise described in the prospectus. The partnership will not use the proceeds of its initial public offering to engage in trading activities or to identify real estate properties as contemplated by Industry Guide 5.

January 28, 2005

     With respect to the information required by II.B.2 of Release No. 33-6900, we note that:

•	Information relating to “Compensation to the General Partner and its Affiliates” is discussed on pages 9, 36, 141, 146-147 and 156.

•	Information relating to “Conflicts of Interest and Fiduciary Duties” is discussed on pages 9-10, 34-35, and 155-160.

•	Information relating to “Management” is discussed beginning on page 138.

•	The Partnership Agreement is summarized beginning on page 163.

•	Information relating to “Distributions and Allocations” is described beginning on page 48.

     3.      Please provide us with the artwork you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Response to Comment No. 3:

The partnership has included in Amendment No. 1 the artwork that the partnership intends to use.

     4.      Please move the dealer prospectus delivery requirement to appear on the back cover page. Refer to Item 502(b) of Regulation S-K.

Response to Comment No. 4:

The partnership has moved the dealer prospectus delivery requirement as requested.

January 28, 2005

Cover

     5.      Please remove the identification of the “Book-Running Manager” and “Co-Lead Manager” from the prospectus cover page.

Response to Comment No. 5:

The partnership has removed the identification from the prospectus cover page.

Teekay LNG Partners LP, page 1

     6.      Please include additional detail in the first paragraph so that investors can better understand the nature of the business. For example, disclose when Teekay LNG was formed by Teekay Shipping, and disclose the ownership interest of Teekay Shipping in the newly formed Teekay LNG Partners LP.

Response to Comment No. 6:

The partnership has revised the disclosure on page 1 in response to the comment, including added disclosure in the last paragraph on page 1 to provide additional detail requested by Comments 6, 8 and 9.

     7.      Supplementally provide support for your assertion at the end of the first paragraph that there are “significant growth opportunities” in the LNG shipping sector, and consider including an explanatory note or discussion of this fact in the document.

Response to Comment No. 7:

We believe the disclosure in the “Business Opportunities” section on page 2 and in the “Industry” section on pages 99 to 106 indicate the growth opportunities in the LNG shipping sector. The industry data in those sections is derived from third party sources, as indicated in the italicized lead-in to the Industry section. The partnership is supplementally providing excerpts from the International Energy Agency World Energy Outlook 2004 and the U.S. Department of Energy International Energy Outlook 2004, each of which support the assertion.

January 28, 2005

     8.      We note from the last paragraph on page 1 that your fleet was established by the Spanish company that you acquired in April 2004. Since it appears Teekay Shipping Corporation had little experience with the LNG shipping sector prior to that acquisition, please supplementally confirm, with a view towards disclosure, that you retained the operating and management expertise of the Spanish company when it was acquired, and discuss how that company is, or will be, generally managed within the limited partnership structure by Teekay LNG, Teekay GP LLC (as the general partner), and Teekay Shipping Corporation (holding 100% ownership of the general partner).

Response to Comment No. 8:

The partnership has revised page 1 to disclose the fact that Teekay Shipping Corporation retained senior management and other personnel of the acquired company, including the CEO, to continue to run the Spanish operations. The biographies of two of these individuals are set forth under “Management” on pages 140 and 141.

     9.      Furthermore, please provide a more detailed discussion of the prior business of Teekay Spain in the summary in an appropriate location. It appears that a majority of Teekay’s LNG business will be based on continuing the business that Tapias has been conducting since 1991; therefore consider including a discussion of that company’s history, including quantifiable financial results. Also, please briefly discuss any other prior experience the company has had with the LNG shipping sector. We note from news articles that Teekay Shipping began acquiring ships capable of carrying LNG sometime in 2003.

Response to Comment No. 9:

The partnership has provided additional disclosure on page 1 concerning Teekay Spain, as discussed above. We note that financial results of Teekay Spain, formerly Tapias, are included in the summary on page 17, and that Teekay Spain and Tapias are both referred to in the first bullet of the explanation to the financial results on page 15.

Although Teekay Shipping Corporation has provided crews for up to four LNG carriers owned and operated by third parties since 2003, Teekay Shipping Corporation did not acquire or charter in an LNG carrier until its acquisition of Tapias in April 2004. The partnership does not believe a discussion of Teekay Shipping Corporation’s crewing services would be meaningful to investors.

January 28, 2005

The Transactions, page 6

     10.      To the extent feasible, please reorganize the bullet point list so that it is easier to follow and understand. For example, it appears the first 4 bullet points (plus the 2 sub-bullet points to the first bullet) relate to the contribution agreement regarding Teekay Spain, while the remaining bullet points relate to various agreements to be entered into among the parties to the transactions. Please revise as appropriate.

Response to Comment No. 10:

The partnership has divided the list of bullets on page 6 to segregate (a) the contribution and offering transactions (i.e., what puts the structure into place at closing) and (b) the various agreements that will be entered into at or prior to completion of the offering. The partnership has also attempted to simplify some of the bullet point language.

     11.      Please revise the first bullet to identify the operating assets held by Teekay Spain (three LNG carriers and five Suezmax tankers) that were transferred to the company in the contribution transaction.

Response to Comment No. 11:

The partnership has revised the introduction to the bullets to clarify that the contribution transactions will place the relevant assets into the limited partnership structure. The assets will be contributed indirectly by way of the contribution of the stock of Teekay Spain’s parent, Teekay Luxembourg.

     12.      Please revise bullet points 7 through 9 to quantify amounts related to the joint venture, including the purchase of LNG newbuildings, and the charter and vessel sales agreement.

Response to Comment No. 12:

No particular amount is associated with the joint venture agreement referred to in bullet 7 because this amount will be based on possible future LNG opportunities relating to Spain, none of which currently is specifically contemplated.

The amounts associated with the LNG newbuildings and charter and the vessel sales agreement in bullets 8 and 9 (both of which are described in detail under “Certain Relationships and Related Party Transactions”) will depend on various factors such as (a) for the LNG newbuildings, whether Qatar Gas Transport (a

January 28, 2005

company associated with RasGas II) decides to purchase all or part of the 30% interest in the RasGas II newbuildings discussed on page 1 of the summary and (b) for the vessel sales agreement, when the sale takes place. Due to the formulaic nature and current uncertainty of the amounts, we believe that the summary transaction section will be unduly complex and lengthy if we include a detailed discussion of the amounts involved. In response to the comment, the partnership has provided a cross-reference at the end of the bullet list to the sections of the prospectus that quantify these amounts.

Summary of Conflicts of Interest and Fiduciary Duties, page 9

     13.      Please advise us why you believe it is appropriate to have unitholders consent to a “breach of fiduciary or other duties under applicable law.” What “applicable laws” are you referring to, and do they include the federal securities laws? We suggest you reconsider the inclusion of this statement, and revise the partnership agreement and/or this section and other applicable sections of the document as appropriate, including the risk factors section on page 34.

Response to Comment No. 13:

Unitholders are not being asked to consent to a breach of fiduciary duties or other duties ordinarily owed by the general partner to the limited partners and the partnership. However, the partnership agreement provides for a modified standard of fiduciary duties for the general partner as permitted under the Marshall Islands Act. The Delaware limited partnership statute also permits modified standards of fiduciary duties. The partnership has clarified the disclosure on pages 10, 35, 155 and 158 to 160. None of the modified standards of fiduciary duties affects investors’ rights under U.S. federal securities law.

Summary Historical and Pro Forma Financial and Operating Data, page 16

     14.      Please clearly disclose here and elsewhere in your filing as appropriate why you consider the amounts associated with Luxco to be intercompany amounts that are eliminated from your presentations and how their elimination improves comparability.

Response to Comment No. 14:

Luxco was formed by Teekay Shipping Corporation to acquire the interest in Teekay Spain. Luxco’s only activity from its inception has been the acquisition and ownership of Teekay Spain. Teekay Shipping Corporation advanced

January 28, 2005

$312.3 million (including accrued interest) to Luxco to finance this acquisition. The interest expense of $2.4 million and the $3.8 million unrealized foreign exchange loss both related to the advances from Teekay Shipping Corporation. Because the capital stock of Luxco and the $312.3 million of advances will be contributed to the partnership upon the closing of the offering, these advances and their related effects will be eliminated on consolidation, as reflected in the partnership’s pro forma financial statements. The partnership has revised the disclosure on pages 16, 72 and 84 to clarify why Luxco’s results are excluded.

Non-GAAP Financial Measures, page 19

     15.      We note your dual reconciliation of “EBITDA.” It is not clear whether the reconciliation to “Net operating cash flow” represents a performance or liquidity measure. If intended to be a liquidity measure, it does not appear to comply with Item 10(e)(1)(ii)(A) in that it appears to exclude charges or liabilities that required or will require settlement in cash. If intended to be a performance measure, adjustments for recurring items should be justified by disclosing why they are useful to investors, otherwise use of the measure for this purpose may not be permitted by Item 10(e) of Regulation S-K. Please advise and revise your disclosure as appropriate, or eliminate this reconciliation.

Response to Comment No. 15:

The partnership uses EBITDA both as a performance measure and a liquidity measure. The partnership has reconciled EBITDA to net income as the most directly comparable GAAP performance measure and, in deriving EBITDA, has made no adjustment to net income for recurring items (other than for interest, taxes, depreciation and amortization, which themselves have not been adjusted) or eliminated or smoothed non-recurring, infrequent or unusual items. The partnership has also reconciled EBITDA to net operating cash flow as the most directly comparable GAAP measure of liquidity. Item 10(e)(1)(ii)(A) and the Commission’s adopting release permit the use of EBITDA as a liquidity measure, even though it excludes charges or liabilities that required, or will require, settlement in cash (such as interest expense).

January 28, 2005

     16.      Please expand your disclosure to discuss how EBITDA is useful in assessing the items you list. Your disclosure should state the specific factors that are important to the assessment and why, and what these factors represent and how they should be interpreted.

Response to Comment No. 16:

The partnership has revised the disclosure on pages 19, 20, 75 and 76 in response to the comment.

     17.      You disclose that EBITDA is used to assess your compliance with certain financial covenants included in your debt agreements. However, no discussion in MD&A about these covenants appears to be included. Please include a discussion about how compliance with EBITDA impacts your liquidity and capital resources in regard to these covenants.

Response to Comment No. 17:

The partnership has removed the disclosure because none of the debt agreements to be assumed in the offering contain an EBITDA covenant, and the partnership does not now expect an EBITDA covenant in its new credit facility.

Risk Factors, page 21

     18.      Consider including a risk factor to address the limited experience it appears that Teekay Shipping has had with the liquefied natural gas (LNG) business. We note from news articles that Teekay started acquiring ships capable of carrying LNG just over a year ago.

Response to Comment No. 18:

The partnership has added a new risk factor entitled “Our limited experience in LNG shipping could affect our ability to operate profitably and grow” on page 33 in response to the comment.

     19.      Consider adding a risk factor to address your lack of operating history in the current holding company structure and as a publicly traded company

Response to Comment No. 19:

In response to the comment, the partnership has included a new risk factor entitled “We have no history operating as a separate publicly traded entity and will incur

January 28, 2005

increased costs as a result of being a publicly traded partnership” on page 33. We note that the company is currently operating in a holding company structure and that Teekay Shipping Corporation has operated as a holding company for a number of years. In addition, Teekay Shipping Corporation has operated as a publicly traded company since 1995, and the partnership will benefit from this experience.

We will be required to make substantial capital expenditures, page 23

     20.      Clarify your source of financing for the estimated $124.5 million purchase price for Teekay Shipping Corporation’s interest in the LNG new buildings.

Response to Comment No. 20:

The partnership has revised the disclosure on page 23 in response to this comment.

Many of our seafaring employees are covered by collective bargaining agreements, page 33

     21.      Please provide additional detail, such as whether labor disruptions have occurred in the past, or whether any significant labor agreements are due to be renegotiated in the near future, so that investors can better understand the magnitude of the risk.

Response to Comment No. 21:

The partnership has revised the disclosure on page 33 in response to the comment. The partnership notes that there have been no labor distributions in the past.

Our general partner has a limited call right, page 38

     22.      Please revise this risk factor to also disclose that you may have additional issuances of common units resulting from payments to Teekay Shipping pursuant to the agreement to purchase RasGas II newbuildings.

Response to Comment No. 22:

The partnership has revised the disclosure on page 38 in response to this comment.

January 28, 2005

We have been organized as a limited partnership under the laws of the Republic . . . . page 40

     23.      Please revise the narrative in this section to describe briefly the adverse material differences in shareholder protections under Marshall Islands law as compared to the law in a U.S. jurisdiction, i.e. Delaware.

Response to Comment No. 23:

The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, mostly notably New York and Delaware. The Marshall Islands Act also provides that it is to be interpreted according to the non-statutory laws of New York and others states with substantially similar legislative provisions. The partnership has revised the disclosure on pages 41, 155 and 158 to 160 to provide additional detail about the comparability of Marshall Islands law to the laws of New York, Delaware and other U.S. jurisdictions.

US tax gain or loss on the disposition of our common units, page 41

24.      Please revise this sub-caption to better describe the risk discussed.

Response to Comment No. 24:

The partnership has revised the disclosure on page 42 in response to the comment.

Capitalization, page 45

     25.      Update your Capitalization table as of a date no earlier than 60 days prior to the filing of the registration statement. See Item 3.B of Form 20-F.

Response to Comment No. 25:

We understand that the staff will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in the registration statement. Please see Section III.B.f. of the International Reporting and Disclosure Issues in the Division of Corporate Finance (October 1, 2003). We request that the staff allow the partnership to present its capitalization table under this guidance. We note that the partnership intends to update its

January 28, 2005

financial data to a period more recent than June 30, 2004, as currently presented in the prospectus, in a later amendment.

Cash Distribution Policy, page 47

     26.      Please quantify what you mean by “sufficient cash from operations.”

Response to Comment No. 26:

The partnership has revised the disclosure on page 48 in response to the comment.

Teekay LNG Partners L.P.
Summary of Significant Accounting Policies and Forecast Assumptions, page 61

     27.      Please indicate whether the financial forecast has been presented in accordance with the guidelines established by the American Institute of Certified Public Accountants.

Response to Comment No. 27:

The partnership confirms that it has presented the financial forecast in accordance with the guidelines established by the American Institute of Certified Public Accountants.

Note 3. Significant Forecast Assumptions, page 63

General

     28.      Please disclose more detail concerning the following assumptions:

•	Why the foreign currency exchange rate of 1 Euro to 1.2 US dollars was used and why this rate is reasonable.

•	How a change in employment of the Granada Spirit results in $4.3 million of lower voyage expenses.

•	The basis for each of the increases and decreases resulting in net higher vessel operating expenses of $3.1 million.

•	Within depreciation and amortization: a) the costs upon which increased depreciation and amortization associated with the LNG and Suezmax deliveries are based, the basis for such costs, and the corresponding depreciation/amortization period; and b) the costs and amortization

January 28, 2005

periods associated with the time charter intangible assets and acquisition cost of Teekay Spain.

•	Within interest expense: a) the amount of debt associated with LNG and Suezmax deliveries, Suezmax dispositions, and prepayments; b) the amount of capitalized financing fees and related amortization period; c) why debt on vessels under construction is excluded; d) how the estimated weighted average interest rate of 5.9% was derived, including the effect of interest rate swaps; and e) the basis for the increase in interest expense associated with the carriers financed pursuant to Spanish tax lease arrangements.

•	The basis for the amount of drydocking expenditures of $3.5 million. If this is the gross cost to be amortized to expense, disclose the related annual expense amount and amortization period. If this is the expense amount, disclose the gross cost and amortization period.

Response to Comment No. 28:

The following bullets respond in the order of the bullets in the staff’s comment above.

•	The foreign exchange rate of 1 Euro to 1.2 U.S. dollars was used in the initial filing of the registration statement because it was the approximate rate in effect when the forecast was prepared. Subsequently, the Euro has continued to appreciate against the U.S. Dollar. Consequently, the partnership has revised its forecast and related note disclosures to use a rate of 1 Euro to 1.30 U.S. dollars, which was the approximate spot market rate in effect during January 2005.

•	The partnership has revised the disclosure on page 65 in response to the comment regarding the Granada Spirit’s voyage revenues.

•	The partnership has revised the disclosure on page 65 in response to the comment regarding factors resulting in net increases in vessel operating expenses. We note that based on changes to the forecast, the forecasted increase in vessel operating expenses is now $5.1 million.

•	The partnership has revised the disclosure on page 65 and 66 in response to the comment regarding depreciation and amortization.

January 28, 2005

•	The partnership has revised the disclosure on page 66 in response to the comment regarding interest expenses.

•	The partnership has revised the disclosure on page 67 in response to the comment regarding drydocking expenditures.

     29.      It does not appear that the 2005 forecast considers the following items:

•	interest expense associated with debt on vessels under construction;

•	expenses associated with the services agreement with subsidiaries of Teekay Shipping Corporation;

•	fees and cost reimbursements of the general partner;

•	the $100.0 million credit facility; and

•	your share of expenses associated with the 2004 Long-Term Incentive Plan to be adopted by the general partner.

     Please advise why it is appropriate to exclude these.

Response to Comment No. 29:

The following bullets respond in the order of the bullets in the staff’s comment above.

•	As required by FAS 34, interest expense on the average amount of accumulated expenditures for vessels under construction is capitalized. This general principle is disclosed in the first sentence under “Vessels and Equipment” in the Summary of Significant Accounting Policies on page 63. The partnership has included capitalized interest in “Expenditures for Vessels and Equipment” in its forecast, which is described on page 67.

•	The partnership has revised the disclosure under “General and Administrative Expenses” on page 66 to clarify that the expenses associated with the service agreements are included in the forecast.

•	The partnership has revised the disclosure under “General and Administrative Expenses” on page 66 to clarify that the fees and cost reimbursement of the general partner are included in the forecast.

January 28, 2005

•	The partnership anticipates entering into a $100 million secured revolving credit facility at or prior to the closing of the offering, but the partnership does not anticipate that it will need to use the credit facility during 2005. The partnership has added disclosure to this effect under “Interest Expense” on page 67.

•	Although the general partner anticipates making awards under the 2005 Long-Term Incentive Plan sometime during 2005, the general partner has not at this time established types or amounts of awards (other than a relatively small amount of awards (approximately 2,800 units) to non-management directors in connection with their directorships; the type of these awards has not yet been determined) and, therefore, does not have an estimate of expenses that may be associated with the Plan.

Scheduled Repayments of Long-Term Debt and Scheduled Repayments of Capital Lease Obligations, page 65

     30.      Please reconcile the amounts included in the forecast to the future payment amounts disclosed in the footnotes to the historical financial statements for the year ended 2003 regarding long term debt and capital leases.

Response to Comment No. 30:

The partnership has revised the disclosure on pages 68 in response to the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

     31.      Please disclose that you have derived, and will continue to derive, a substantial majority of your revenues from three customers, and the impact to your results of operations and cash flows resulting from the loss of any of these customers. Your discussion should include the conditions under which your services may be terminated by these and other customers, including the circumstances discussed on pages 24 and 25, or that would reduce your revenues from them, as well as the risks that these customers face in their respective businesses and how these would impact you.

Response to Comment No. 31:

The partnership has revised the disclosure on page 82 and 83 in response to the comment.

January 28, 2005

     32.      Please disclose the expected impact on your results of operations and cash flows for the service agreements with subsidiaries of Teekay Shipping Corporation and the fees and cost reimbursements of the general partner.

Response to Comment No. 32:

The partnership has revised the disclosure on page 82 in response to the comment.

     33.      Please disclose the impact on your results of operations and cash flows for the substantial expenses you incur in complying with environmental laws and regulations, as disclosed on page 31.

Response to Comment No. 33:

A substantial majority of the costs the partnership incurs to comply with environmental protection laws and other regulations relate to the prevention of pollution (primarily water and air pollution for the oil tankers), and are addressed with “normal” ongoing drydocking and society classification survey costs. Other less expensive, ongoing monitoring activities relating to environmental protection are generally part of normal vessel operations and are included in vessel operating expenses. Accordingly, the partnership does not report a separate expenditure for environmental compliance on an ongoing basis. The partnership has revised the disclosure under “Liquidity and Capital Resources — Ongoing Capital Expenditures” on page 90 to clarify this fact. The partnership currently does not expect any material changes in these costs, as indicated in the last sentence of the second paragraph under “Liquidity and Capital Resources — Ongoing Capital Expenditures” on page 90. However, should any material trends or changes occur in the partnership’s cost for complying with environmental laws and regulations, it will disclose this information in subsequent filings.

To the extent new environmental regulations are adopted or existing regulations are amended, the partnership may incur significant environmental-related capital expenditures. Although the partnership is not currently subject to any such new compliance requirement or cost, the risks of such potential environmental compliance costs are disclosed in the risk factor on page 31.

January 28, 2005

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects
We have disposed of certain assets included in our historical results of operations, page 79

     34.      The disclosure about the inclusion of the financial impact in the historical operating results of assets unrelated to your business that were disposed appears to be inconsistent with your disclosures on pages F-17 and F-30. Please clarify for us and in your disclosure what operations have been included and excluded relative to the aforementioned disclosures, and explain why your presentation is appropriate.

Response to Comment No. 34:

Prior to Teekay Shipping Corporation’s acquisition of Teekay Spain (Tapias) in April 2004, the financial statements of that entity included the following assets that do not relate to the partnership’s current operations:

•	three distinct subsidiaries that did not engage in marine transportation (the “Non-Marine Subsidiaries”) and were not purchased by Teekay Shipping Corporation; and

•	assets (such as investments in marketable securities, real estate and a yacht) that were owned by Teekay Spain subsidiaries engaged in marine transportation and acquired by Teekay Shipping Corporation, but that did not relate to the LNG and oil marine transportation (the “Non-Marine Assets”).

The Non-Marine Subsidiaries and the Non-Marine Assets were disposed of by Teekay Spain prior to its acquisition by Teekay Shipping Corporation in April 2004. Based on discussions with the staff and using the guidance of Staff Accounting Bulletin Topic 5.Z.7, the partnership excluded the results of the Non-Marine Subsidiaries from the historical financial results of Teekay Spain for the following reasons:

•	the Non-Marine Subsidiaries were disposed of prior to the acquisition of Teekay Spain by Teekay Shipping Corporation;

•	the businesses of the Non-Marine Subsidiaries were dissimilar from that of the marine transportation businesses of Teekay Spain purchased by Teekay Shipping Corporation;

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•	the Non-Marine Subsidiaries were managed and financed as autonomous from Teekay Spain and the Teekay Spain marine transportation subsidiaries purchased by Teekay Shipping Corporation; and

•	the historical results of Non-Marine Subsidiaries are clearly separable from the businesses acquired by Teekay Shipping Corporation and not relevant to investors in the partnership.

Because the Non-Marine Assets were held by subsidiaries acquired by Teekay Shipping Corporation and were not otherwise clearly separable from the businesses acquired by Teekay Shipping Corporation, the partnership did not carve out those assets from the historical financial results of Teekay Spain.

The staff supported this treatment in pre-filing correspondence.

The partnership has revised the disclosure on page 81 to clarify the inclusion and exclusion of these results.

     35.      Please disclose in MD&A the sale of the Suezmax tankers Sevilla Spirit and Leon Spirit expected to occur in the fourth quarter 2004, as disclosed on page 63, and the impacts of these sales on your operations and cash flows. Explain to us your present accounting for these tankers, and tell us the sale prices relative to the carrying amounts.

Response to Comment No. 35:

The partnership has revised the disclosure on page 81 in response to the comment. With respect to the accounting for the tankers, the tankers were classified as “held for sale” in the third quarter (the results of which are not included in the prospectus). No impairment was recorded in the third quarter, based on appraisals indicating that each tanker’s fair value exceeded its carrying value. In the fourth quarter, each tanker sold for an amount greater than its carrying amount, and the partnership will recognize a gain on the sales, as now disclosed on page 81.

Teekay Luxembourg S.a.r.l., page 80

     36.      Please clearly disclose why you exclude the amounts associated with Luxco and how their exclusion improves comparability. In addition, please explain why this presentation is appropriate.

January 28, 2005

Response to Comment No. 36:

The partnership has revised the disclosure on page 84 in response to the comment.

The partnership believes the presentation is appropriate for the reasons stated in the revised disclosure and the response to Comment 14.

Results of Operations, page 81

     37.      Please expand the table to quantify each line item that is discussed in this section (i.e., vessel operating expenses, depreciation and amortization, general and administrative expenses, and income from vessel operations). In addition, discuss in greater detail the basis for your presentation.

Response to Comment No. 37:

The partnership has revised the disclosure on page 84 to quantify each segment line item that is discussed in this section. The basis of presentation, including a discussion on segment reporting and net voyage revenues, is discussed in detail earlier in MD&A on pages 77 and 79 to 81.

Six months ended June 30, 2004, page 81

     38.      Revise to clarify what management believes caused the 130% increase in vessel operating expenses. To the extent a change is attributable to more than one factor, quantify the contribution of each.

Response to Comment No. 38:

A number of factors other than the increase in fleet size contributed to approximately $200,000 of increased vessel operating expenses. Each of those factors was individually immaterial (less that $100,000). We believe disclosure of those factors is not meaningful to investors. The partnership has revised the disclosure on page 85 to clarify that the primary factor was the addition of the new LNG carrier.

January 28, 2005

Liquidity and Capital Resources

Ship Financing Arrangement, page 87

     39.      Please disclose how you will account for the LNG newbuildings during the construction phase of the vessels. Specifically, address whether you will record the construction costs in your financial statements as construction in progress, and explain why your presentation is appropriate.

Response to Comment No. 39:

The partnership has revised the disclosure in the notes following the table on page 91 in response to the comment.

The partnership will not account for the construction costs of these three LNG newbuildings unless and until it owns an interest in the vessels. The partnership currently does not have an obligation to make construction payments, but only has an agreement to purchase an interest in the Teekay Shipping Corporation subsidiary that owns the ship-owning entities that are parties to the ship building contracts. This purchase is to occur upon the completion of the first newbuilding, scheduled for late 2006.

Quantitative and Qualitative Disclosure About Market Risk, page 93

     40.      Please include the fair value and weighted average effective interest rate for debt instruments, and the fair value for interest rate swaps, in accordance with Item 305 of Regulation S-K.

Response to Comment No. 40:

The partnership has revised the disclosure on page 97 in response to the comment.

Industry, page 95

     41.      Confirm that you have disclosed all the independent sources from which you obtained the information. If any of the information was prepared for you, please file the consent of the independent source in the next amendment.

Response to Comment No. 41:

The partnership has disclosed all of the independent sources, and none of the information was prepared for the partnership.

January 28, 2005

Business, page 112

Overview, page 112

     42.      Please disclose the date on which the company was formed by Teekay Shipping, and also clarify the “strategy” being employed by Teekay Shipping to expand its operations in the LNG shipping sector. For example, how and when did Teekay Shipping first get into the LNG shipping sector? And what steps have been taken to begin operations in this sector? In this regard, consider disclosing when Teekay acquired Tapias, the Spanish company, and when Teekay formed the holding company structure to facilitate this limited partnership offering of units, among other events.

Response to Comment No. 42:

The partnership has revised the disclosure on pages 116 and 117 in response to the comment. We note that Teekay Shipping Corporation’s strategy for expanding into the LNG shipping sector is the pursuit of LNG opportunities through the partnership. The partnership’s strategies are discussed in the Business Strategies section beginning on page 118.

Our Fleet, page 116

     43.      Disclose the encumbrance, if any, to which each vessel is subject.

Response to Comment No. 43:

The partnership has revised the disclosure on pages 121 and 122 in response to the comment.

Crewing and Staff, page 124

     44.      Provide a brief description of management’s relationship with the labor unions.

Response to Comment No. 44:

The partnership has revised the disclosure on page 129 in response to the comment.

January 28, 2005

Management, page 134
Management of Teekay LNG Partners LP, page 134

     45.      Please disclose the estimated percentage of time that Peter Evensen will dedicate to managing your business and affairs.

Response to Comment No. 45:

The partnership believes it cannot reasonably estimate a percentage time allocation for Mr. Evensen, since the amount of time he spends on the affairs of the partnership and Teekay Shipping Corporation will vary depending on the activity levels of the companies from time-to-time. For instance, Mr. Evensen will spend an increased amount of time on the affairs of the partnership if it is considering one or more significant strategic acquisitions or financings, but will spend less time when the partnership is focused on day-to-day shipping operations, where others in the organization have substantial expertise and roles.

The partnership has revised the disclosure on page 138 to clarify Mr. Evensen’s relative role in response to the comment.

Conflicts of Interest and Fiduciary Duties, page 150

     46.      Please provide a more detailed description of the conflicts committee and when and how that committee will be formed.

Response to Comment No. 46:

The partnership has added disclosure on page 138 in response to the comment, and revised the cross-reference on page 156 to refer to the added disclosure.

     47.      Revise this section to provide a more direct and detailed comparison of shareholders’ rights and other corporate governance matters under Marshall Islands and, for example, Delaware law. Consider providing this information in tabular form. For example but without limitation, explain whether Marshall Islands law:

•	allows shareholders to cumulate their votes;

•	allows shareholders to approve corporate matters by written consent; or

•	allows for the issuance of preferred stock or the adoption of other “poison pill” measures that could prevent a takeover attempt and thereby preclude

January 28, 2005

shareholders from realizing a potential premium over the market value of their shares.

Response to Comment No. 47:

Because it is a limited partnership and not a corporation, the rights of its unitholders in the partnership differ from those of stockholders of a corporation. For example, unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting the partnership’s business and, therefore, limited ability to influence management’s decisions regarding its business. Unitholders did not elect the general partner or its board of directors and will have no right to elect the general partner or its board of directors on an annual or other continuing basis. The governance matters related to the partnership and the rights of the unitholders with respect to voting and approval matters are summarized in the section titled “The Partnership Agreement” on page 163.

The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably New York and Delaware. The Marshall Islands Act also provides that it is to be interpreted according to the non-statutory laws of New York and other states with substantially similar legislative provisions.

The partnership has revised the disclosure on page 155 as well as the table on pages 158 to 160 to provide additional disclosure relating to the rights of the unitholders under the laws of the Marshall Islands.

Material U.S. Federal Income Tax Consequences, page 173

     48.      Please remove your reference to the tax opinion as a “summary” in the first sentence of this section.

Response to Comment No. 48:

The partnership has removed the reference on page 178 in response to the comment.

Underwriting, page 194

     49.      Please provide us with any materials given to potential purchasers of the reserved common units under the directed unit program.

January 28, 2005

Response to Comment No. 49:

Citigroup Global Markets Inc. will be administering the directed unit program. The partnership and Citigroup currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The materials provided supplementally with this letter (other than the Conflict Clearance Letter) represent Citigroup’s form of directed unit program materials that have previously been reviewed by Kristina S. Wyatt of the staff.

The directed unit program materials that the partnership intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

•	a cover letter to potential purchasers from Citigroup, the administrative agent;

•	a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

•	an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing common units in the proposed initial public offering, including the number of common units they may have an interest in purchasing;

•	a New Account Form to be completed by the potential purchaser in order to allow Citigroup to open an account for the potential purchaser (a potential purchaser must have a Citigroup account in order to participate in the directed unit program);

•	a Form W-9 (or Form W-8, as applicable) to be completed, signed and returned to Citigroup by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup with the potential purchaser’s taxpayer identification and certification;

•	a Lock-Up Agreement as described below;

•	a Conflict Clearance Letter (for outside directors only), which must be completed for any outside director that plans to participate in the directed

January 28, 2005

unit program and works for a company that conducts business with or seeks to conduct business with the partnership. The Conflict Clearance Letter is completed by an officer of the employer and confirms that such outside director’s participation in the directed unit program does not violate any policies of his employer; and

•	a copy of the preliminary prospectus.

A form of each of these documents, other than the Lock-Up Agreement and the preliminary prospectus, is provided supplementally with this letter.

The Lock-Up Agreement to be included in the directed unit program materials will require each purchaser in the directed unit program to agree that for a period of 90 days from the date of the prospectus, such purchaser will not, without prior written consent of Citigroup, dispose of or hedge any common units purchased in the directed unit program (executive officers and directors of the general partner will execute 180-day lock-up agreements). Each purchaser will be required to sign the Lock-Up Agreement and submit it to Citigroup. The purchasers in the directed unit program will be subject to substantially the same form of Lock-Up Agreement as the partnership’s officers, directors and major unitholders. However, the Lock-Up Agreement for the directed unit participants will also contain the additional following language:

“The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns. The undersigned further understands that his or her Lock-Up Agreement does not constitute an obligation on the part of the undersigned to purchase any Common Units or any agreement by the Underwriters to sell any Securities to the undersigned.”

The form of the lock-up agreement to be executed by the officers, directors and major unitholders will be submitted as an exhibit to the form of Underwriting Agreement, which will be filed by amendment to the registration statement as Exhibit 1.1.

     50.      We note that the underwriters have reserved an unspecified percent of the units for sale directly to your directors, officers, employees and designated individuals. Supplementally describe the mechanics of how and when these units were, or will be, offered and sold to investors in the directed unit program. For example, tell us how the

January 28, 2005

prospective recipients and number of reserved units are, or will be, determined, and how and when the issuer and underwriter notified, or will notify, the directed share investors, including the types of communications used.

Response to Comment No. 50:

The partnership is preparing a list of officers, directors and employees of Teekay Shipping Corporation, the partnership, the general partner and their respective subsidiaries whom the partnership would like to invite to participate in a directed unit program. The partnership and the underwriters have agreed to reserve for the directed unit program up to 10% of the amount of common units to be sold in the proposed offering at the initial public offering price. The partnership and Citigroup Global Markets Inc. believe that this amount represents an amount which is sufficient to allow the partnership to make available a limited number of common units to such individuals. The partnership intends to distribute the directed unit program materials to potential purchasers once the preliminary prospectus is printed.

The partnership and Citigroup will work together to operate the directed unit program. The partnership will allocate common units to investors, and Citigroup will handle the mechanics of distributing the common units.

Citigroup and the partnership will employ the following procedures in making the offering under the directed unit program:

•	The partnership will deliver by first class mail or by Federal Express or other reputable overnight courier the directed unit materials to potential purchasers once the preliminary prospectus is printed. A form of the directed unit materials, other than the Lock-Up Agreement and the preliminary prospectus, is provided supplementally with this letter.

•	If the potential investor has an interest in purchasing common units in the proposed offering, he or she must complete and mail, fax or deliver (a registered representative of Citigroup will be at the partnership’s executive offices on specified dates to accept such delivery) the Indication of Interest Form, the New Account Information Form (if the person does not already have an account with Citigroup), the Form W-9 (or Form W-8, as applicable), the Lock-Up Agreement and the Conflict Clearance Letter (for outside directors only) so that they are received by Citigroup on a specified date.

January 28, 2005

•	When the offering is priced, the partnership will determine the final allocation of common units among those persons who submitted timely and proper indications of interest in participating in the directed unit program. Citigroup will then call each such person to confirm certain pertinent information, including the purchase price, the number of common units allocated to such person, the person’s continued desire to participate in the directed unit program, the number of common units within the allocated amount, if any, they intend to purchase and the person’s account number.

•	Citigroup will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

•	Full payment of the purchase price for the common units bought in the initial public offering through the directed unit program must be received by Citigroup by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup does not receive the potential purchaser’s payment by the settlement date then Citigroup will notify the partnership of the same and Citigroup will then sell such common units into the open market.

The partnership notes that, in connection with the directed unit program, (a) no offers were made prior to the filing of the registration statement, (b) offers will be made only with a preliminary prospectus and (c) no funds have been or will be committed or paid prior to the effectiveness of the registration statement.

As described in the directed unit program materials attached to this letter, the partnership and Citigroup will assure that this directed unit program offer is consistent with Section 5 of the Securities Act and Rule 134 by:

•	Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed unit program will contain language that is permitted by Rule 134.

•	Requiring each directed unit program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the common units in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup until the registration statement covering the proposed offering has been declared effective by the

January 28, 2005

Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase common units is given after the effective date of the registration statement.

•	Providing that a potential purchaser’s submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any common units.

If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the common units.

     51.      Furthermore, please discuss the procedures these investors must follow in order to purchase in the directed unit program. For example, are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? Please advise and revise to clarify these issues.

Response to Comment No. 51:

Please refer to the procedures discussed in response to Comment No. 50 above.

Legal Matters, page 197

     52.      Supplementally advise us of the other legal matters that Perkins Coie LLP will pass upon.

Response to Comment No. 52:

Perkins Coie will be expected to provide an opinion to the underwriters concerning corporate matters relating to the offering. The opinion will be set forth in the underwriting agreement filed as an exhibit to a future amendment to the registration statement. Perkins Coie will not be opining as to the legality of the units offered, which will be passed upon by Watson, Farley & Williams, or tax

January 28, 2005

matters, which will be passed upon by Vinson & Elkins L.L.P. and Watson, Farley & Williams.

Exhibits

     53.      To the extent feasible, please file all of your exhibits with the next amendment, including the opinions.

Response to Comment No. 53:

The partnership will file additional exhibits as they become available.

     54.      Please obtain an opinion of counsel qualified to opine as to Marshall Islands law.

Response to Comment No. 54:

As referred to in Exhibit 5.1, Watson, Farley & Williams will opine as to matters of Marshall Islands law.

Financial Statements

Organizational Structure, page F-2

     55.      Please disclose the status and business purpose of Teekay LNG Operating L.L.C.

Response to Comment No. 55:

The partnership has revised the disclosure on page F-2 in response to the comment. Please note that due to the nature of the organizational chart on page F‑2, our revision next to the “Teekay LNG Operating L.L.C.” box on page F‑2 is not marked as “blacklined” in the marked version of Amendment No. 1 that we have submitted to the staff.

Reports of Independent Chartered Accountants, pages F-12, F-51, and F-54

     56.      Please conform the reports to the requirements of Auditing Standard No. 1 of the PCAOB to state that the audits have been conducted in accordance with “the standards of the Public Company Accounting Oversight Board (United States).”

Response to Comment No. 56:

The reports on pages F-13, F-52 and F-56 have been revised in response to the comment.

January 28, 2005

Balance Sheets

     57.      Please locate the line “Commitments and contingencies” before the line “Stockholders’ deficit,” in accordance with Rule 5-02(25) of Regulation S-X.

Response to Comment No. 57:

The partnership has revised the disclosure on pages F-7, F-15, F-29, F-41 and F-53 in response to the comment.

Unaudited Pro Forma Consolidated Financial Statements of Teekay LNG Partners L.P.
Notes to Unaudited Pro Forma Consolidated Financial Statements
Note 1. Basis of Presentation, page F-8

     58.      Please disclose that allocation of the purchase price for Teekay Spain has not been finalized, the elements of the allocation subject to further refinement and the reasons therefore, and the potential effect on the pro forma amounts included.

Response to Comment No. 58:

The partnership has revised the disclosure on page F-8 in response to the comment.

     59.      Please include pro forma adjustments for the annual incremental general and administrative expenses of $1.0 million, or explain to us why you believe that this is not necessary. Also, disclose your basis for determining the amount of these incremental expenses.

Response to Comment No. 59:

The partnership has revised the pro forma financial statements on pages F-5 and F-6 and in note 3(c) on page F-10 to include the pro forma adjustment in response to the comment.

January 28, 2005

     60.      It is not clear how amounts associated with the Granada Spirit are included in the pro forma financial statements. The entity owning the vessel is a subsidiary of Teekay Shipping Corporation that has yet to be contributed to you, so we would not expect the amounts to be included in the historical amounts, and we do not see any pro forma adjustments reflecting the contribution of this subsidiary and amounts associated with the Granada Spirit. Please explain.

Response to Comment No. 60:

For historical periods covered by the pro forma financial statements, the Granada Spirit was owned by Teekay Spain, which entity will be part of the limited partnership structure. Subsequent to the periods covered by the historical financial statements, the Granada Spirit was transferred to another Teekay Shipping Corporation subsidiary in December 2004 in connection with a significant drydocking and re-flagging of the vessel, and will be re-contributed to the partnership at the closing of the offering. Accordingly, the Granada Spirit was included in the historical results and remains in the pro forma results because it will be part of the partnership at the closing of the offering.

SEC staff addressed the treatment of the Granada Spirit in the pro forma financial statements in pre-filing correspondence. The partnership notes, however, that at the time of the correspondence, Teekay Shipping Corporation did not intend to re-contribute the Granada Spirit to the partnership and, thus, this vessel would have not been a part of our continuing operations. The partnership believes that the re-contribution of the Granada Spirit into the partnership upon closing of the offering makes the inclusion of the Granada Spirit in the pro forma statements more appropriate.

     61.      Also, disclose the amounts associated with the Granada Spirit that have been included in the financial statements.

Response to Comment No. 61:

As explained by the response to Comment 60, the partnership does not believe any adjustments are necessary for the Granada Spirit.

     62.      To the extent included in the pro forma financial statements, explain to us why it is not appropriate to include pro forma adjustments that remove the amounts associated with the Granada Spirit since this vessel will not be a part of your continuing operations.

January 28, 2005

Response to Comment No. 62:

The Granada Spirit will be part of the partnership’s operations following the closing of the offering, and will be sold by the partnership in connection with the delivery of a replacement vessel that will operate under a time charter similar to the Granada Spirit charter following the offering. Accordingly, the partnership does not believe it is appropriate to exclude the Granada Spirit revenues from the pro forma statements. Please see “Management’s Discussion and Analysis of Results of Operation and Financial Condition — Liquidity and Capital Resources — Sale of the Granada Spirit” for more details.

As mentioned in response to Comment 60, the SEC staff addressed the treatment of the Granada Spirit in the pro forma financial statements in pre-filing correspondence.

     63.      Please explain to us why you did not present net income per unit using the “two unit method” in accordance with paragraphs 60 and 61 of FAS 128, in regard to the different cash distribution formulas for common units and subordinated units.

Response to Comment No. 63:

In response to the comment, the partnership has reviewed the applicability of the “two unit method” and has concluded that the two unit method contemplated by FAS 128 and EITF 03-6 is appropriate for the partnership under the present circumstance. Accordingly, the partnership has revised the pro forma financial statements on pages F-5 and F-6, and the summary and selected financial tables in the prospectus, to reflect the application of the two unit method.

     64.      Please explain to us why the pro forma financial statements do not reflect adjustments for the following, in accordance with Rule 11-01(a)(8) of Regulation S-X:

•	expenses associated with the services agreement with subsidiaries of Teekay Shipping Corporation;

•	fees and cost reimbursements of the general partner;

•	purchase and sale commitments for newbuildings that you have entered into directly and those of Teekay Shipping Corporation that you will acquire;

January 28, 2005

•	the sale of the Granada Spirit, to the extent included in the pro forma financial statements;

•	the $100.0 million credit facility; and

•	your share of expenses associated with the 2004 Long-Term Incentive Plan to be adopted by the general partner.

Response to Comment No. 64:

The following bullets respond in the order of the bullets in the staff’s comment above (the first bullet below addresses the staff’s first two bullets).

•	The expenses associated with the services agreements with subsidiaries of Teekay Shipping Corporation and fees and cost reimbursements of the general partner are not reflected in the pro forma financial statements because (a) the amounts due under the agreements are not specified or fixed and (b) the partnership does not have a reasonable basis for determining the amounts to include in the pro forma financial statements in accordance with applicable standards. The partnership has added disclosure in note 1(c) of the pro forma statements on page F-9 to indicate that these fees and costs will be additional expense items for the partnership.

•	The only newbuilding commitment of the partnership will be for the Toledo Spirit oil tanker. Because this commitment is reflected in the historical financial statements, no pro forma adjustment has been made. The partnership has revised note 4(a) on page F-11 to direct the reader to the historical financial statements for further information on the commitments of Teekay Luxembourg, such as the commitment related to the Toledo Spirit. At the closing of the offering, the partnership will agree to purchase Teekay Shipping Corporation’s interest in the three RasGas II newbuildings, if and when the first newbuilding is delivered in late 2006. The partnership has revised note 4(b) on page F-11 to reflect this commitment.

•	The sale of the Granada Spirit has been included in the pro forma financial statements for the reasons outlined in response to Comment No. 62.

•	The partnership anticipates entering into the $100 million credit facility at or prior to the closing of the offering; however, the partnership does not anticipate that it will draw on the facility in connection with the

January 28, 2005

transactions. The partnership has added disclosure to this effect in note 3(d) on page F-10.

•	Although the general partner anticipates making awards under the 2005 Long-Term Incentive Plan sometime during 2005, (a) the general partner has not at this time established types or amounts of awards (other than a relatively small amount of awards (approximately 2,800 units) to non-management directors in connection with their directorships; the type of these awards has not been determined), (b) does not have an estimate of expenses that may be associated with the Plan and (c) does not anticipate making any such awards in connection with the transactions (other than the non-management director awards). Therefore, the partnership does not have a reasonable basis to determine the amount of expense associated with the Plan. The partnership has added disclosure to this effect in note 1(d) on page F-9.

     65.      To the extent applicable and material, disclose amounts associated with related parties separately on the pro forma consolidated statements of income (loss).

Response to Comment No. 65:

Excluding the amounts associated with related parties that have been excluded from the pro forma financial statements as described in note 3(h) on page F-11, the partnership is not aware of any other material amounts affecting the pro forma consolidated statements of income (loss) associated with related parties during the periods presented.

Note 3. Pro Forma Adjustments and Assumptions, page F-9
General

     66.      Please disclose the assumptions underlying the pro forma adjustments. For example, disclose the amount to be depreciated or amortized and the depreciation/amortization period, interest rates associated with adjustments to interest expense, factors associated with the adjustments for interest rate swaps, the basis for the write-downs of capitalized loan costs, and factors effecting the provision for income taxes.

Response to Comment No. 66:

The partnership has revised the disclosure on pages F-9 to F-11 in response to the comment.

January 28, 2005

Note 3(d), page F-10

     67.      Please include a pro forma adjustment for incremental interest expense associated with the $34.4 million settlement of interest rate swaps assumed to be funded by debt, or explain to us why you believe that this is not necessary.

Response to Comment No. 67:

The partnership has revised the pro forma financial statements on pages F-5 and F-6 and in note 3(e) on page F-10 to include the pro forma adjustment in response to the comment.

Consolidated Audited Financial Statements of Teekay Shipping Spain S.A.
Consolidated Statements of Cash Flows, page F-15

     68.      Please advise and disclose what is netted in “Net Proceeds from long-term debt” in financing activities. If loan costs are netted herein, reclassify them to a separate line item.

Response to Comment No. 68:

In one instance, loan costs had been netted with proceeds from long-term debt in financing activities. The partnership has revised the disclosure on page F-16 in response to the comment. On pages F-30 and F-42, the partnership eliminated “Net” from the line item because no issuance costs were netted in those periods.

Note 1. Summary of Significant Accounting Policies
Basis of presentation, page F-17

     69.      Please expand the disclosure for the principles of consolidation to include the items discussed in the introductory paragraph and paragraph (a) of Rule 3A-03(a) and Rule 3A-03(a) of Regulation S-X, as appropriate.

Response to Comment No. 69:

The partnership has revised the disclosure on page F-18 in response to the comment.

     70.      Please disclose your accounting policy regarding uncollectible accounts for accounts receivable. Disclose the balance of allowance for doubtful accounts for each balance sheet presented, or explain why such an allowance is not necessary. Include Schedule II under Rule 5-04 of Regulation S-X as appropriate.

January 28, 2005

Response to Comment No. 70:

During the previous five years, Teekay Spain has not incurred any material bad debts nor recorded any material allowances for bad debts from accounts receivable. Given the nature of the its customers (large energy companies), Teekay Spain’s receivable collection experience with these customers and the long-term nature of its time-charter contracts, the partnership believes the possibility of future material bad debts is remote. Consequently, the partnership does not consider its accounting policy regarding uncollectible accounts receivable to be a significant accounting policy that requires disclosure.

     71.      Please explain your accounting for the aggregate amount of liabilities, including deductibles, associated with self insurance, hull and machinery insurance and protection, indemnity insurance, or risks that may be indemnified by other third parties. If such liabilities are netted against expected recoveries from insurance or others, please explain why a net presentation is appropriate.

Response to Comment No. 71:

The partnership carries hull and machinery insurance and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of its business. The partnership does not use self-insurance as a form of insurance.

The partnership defers and amortizes premium payments paid in advance for its insurance over the periods to which they relate. It is typical for the partnership to receive supplemental insurance premium calls from time to time. An estimate of these supplemental premium calls is accrued during the periods to which they relate. Any difference between the actual cost and the accrued cost is expensed during the current period.

Insurance claims at each balance sheet date are recorded on the accrual basis and represent claimable expenses, net of deductibles, which are expected to be recovered. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. Any unpaid costs to complete the claim are included in accrued liabilities.

Reporting Currency, page F-17

January 28, 2005

     72.      Please disclose the primary economic environment in which certain of your revenues and expenses are measured and the basis upon which amounts recorded in your statements of loss are translated. Refer to paragraph d of Rule 3-20 of Regulation S-X. Also, under paragraph b of this rule, please disclose if cash distributions will be made in a currency other than the reporting currency.

Response to Comment No. 72:

The partnership has revised the disclosure on page F-18 in response to the comment. Cash distributions will be made in U.S. dollars, the partnership’s reporting currency.

Operating revenues and expenses, page F-17

     73.      Please indicate when voyage and vessel operating expenses are recognized.

Response to Comment No. 73:

The partnership has revised the disclosure on page F-18 in response to the comment.

Vessels and Equipment, page F-18

     74.      Please disclose the terms and conditions of the government grants received.

Response to Comment No. 74:

The partnership has revised the disclosure on page F-19 to indicate the material terms and conditions of the grants related to the building of the applicable vessels in Spain. The grants were each made in one installment that already has been paid, and the vessels have been built in Spain.

     75.      Please disclose the amount of depreciation expense included in each period presented, in accordance with paragraph 5 of APB 12.

Response to Comment No. 75:

The partnership has revised the disclosure on page F-19 in response to the comment.

     76.      Additionally, unless amortization of assets recorded under capital leases is included with depreciation expense and the fact that it is so included is disclosed,

January 28, 2005

separately disclose the amount of amortization expense for each period presented, in accordance with paragraph 13 of FAS 13.

Response to Comment No. 76:

Amortization of assets recorded under capital leases is included with depreciation expense. This fact is disclosed in the last sentence of the second paragraph in the section disclosing our accounting policies on vessels and equipment on page F-19.

Restricted Cash, page F-21

     77.      Please disclose the interest rates earned on deposits and implicit in the Spanish tax leases.

Response to Comment No. 77:

The partnership has revised the disclosure on pages F-23, F-35 and F-46 in response to the comment.

Note 8. Related Party Transactions, page F-23

     78.      Please provide the 2002 audited financial statements of NFT Gas, or explain why they are not required.

Response to Comment No. 78:

The partnership did not provide the 2002 audited financial statements of NFT Gas because the acquisition on December 20, 2002 from the controlling shareholder of Teekay Spain was not considered a business combination involving net assets that constitute a business (as defined in EITF Issue No. 98-3).

NFT Gas was a special purpose entity with a single LNG tanker as its sole asset. NFT Gas had no seagoing staff to operate the vessel and no shore staff to provide advisory, technical and administrative services necessary to conduct day-to-day operations. These functions were provided by Teekay Spain. Consequently, NFT Gas would have not been able to continue to conduct normal operations on its own and would not meet the definition of a business under Regulation S-X.

January 28, 2005

Note 11. Commitments and Contingencies, page F-24

     79.      Please reconcile the disclosure here of the sale and leaseback of one LNG newbuilding to the disclosure of the sale and leaseback of two LNG carriers in MD&A on page 85.

Response to Comment No. 79:

The disclosure on page 85 of the initial filing refers to two LNG carriers that were sold and leased back in 2003, one of which was delivered in 2003, the other of which was under construction until December 2004. The note relates to commitments for vessels under construction as at December 31, 2003. Only one of the two LNG carriers sold and leased back in 2003 was under construction at that date. Accordingly, the note only refers to one LNG carrier subject to a sale and leaseback. The partnership has revised the disclosure on page F-25 to clarify that the LNG carrier referred to is under construction.

     80.      Additionally, please disclose the accounting treatment for all sale and leaseback transactions, including the amount of the proceeds received, amount of gain deferred and period over which deferred gain is amortized, how the related leases were classified, and the terms of each respective transaction, or in the aggregate if the transactions are materially alike.

Response to Comment No. 80:

The partnership has revised the disclosure in Note 3 on pages F-22 and F-34 and Note 4 of pages F-45 and F-46 to include the amount of proceeds received and information on the deferred gain in response to the comment. In addition, the partnership has added disclosure to its accounting policies on page F-19 to clarify the accounting treatment in response to the comment. The leases are classified as capital leases, as disclosed in Notes 3 and 4, as applicable. We also note that descriptions of these “Spanish tax leases” are provided in Notes 3 and 4, as applicable, under “Capital Leases” and “Restricted Cash.”

Unaudited Consolidated Interim Financial Statements of Teekay Shipping Spain S.A.
Note 1. Basis of Presentation, page F-30

     81.      Please disclose the elements of the purchase price allocation that are subject to further refinement and the reasons therefore, in accordance with paragraph 51(h) of FAS 141.

January 28, 2005

Response to Comment No. 81:

The partnership has revised the disclosure on page F-8, F-32 and F-44 in response to the comment.

Note 7. Long-Term Debt, page F-34

     82.      Please disclose the weighted average interest rate in effect at the balance sheet date presented, in accordance with Rule 5-02.19(b) of Regulation S-X.

Response to Comment No. 82:

The partnership has revised the disclosure on pages F-24, F-36 and F-47 in response to the comment.

Note 11. Derivative Instruments and Hedging Activities, page F-36

     83.      We note that interest rate swap agreements were not designated as hedges prior to your acquisition by Teekay Shipping Corporation. Please explain why it is appropriate to designate the swaps as hedges subsequent to their inception and change the associated accounting on a prospective basis, and how effectiveness is determined.

Response to Comment No. 83:

The interest rate swap agreements which Teekay Spain had entered into prior to its acquisition by Teekay Shipping Corporation on April 30, 2004 were not designated as cash flow hedges because Teekay Spain’s financial statements had not previously been prepared in accordance with U.S. GAAP. Accordingly, Teekay Spain had not met the documentation requirements of FAS 133 (e.g., purpose, effectiveness) in order to designate these interest rate swaps as hedges. Upon its acquisition by Teekay Shipping Corporation, Teekay Spain prospectively designated the interest rate swap agreements as cash flow hedges as permitted by FAS 133 paragraph 32.

The effectiveness of interest rate swap agreements in hedging the interest rate risk on Teekay Spain’s floating debt was assessed by comparing the monthly swap settlement payments or receipts and the actual monthly interest payments on the term loans to the total monthly interest payments that would have been required had the interest rate swaps been a perfect hedge. The difference, if any, is the ineffective portion of the hedges.

January 28, 2005

     84.      If appropriate to designate the swaps as hedges, please disclose the type of hedge designation (i.e., fair value, cash flow, or foreign currency).

Response to Comment No. 84:

The partnership has revised the disclosure on pages F-37 and F-49 in response to the comment.

Note 12. Commitments and Contingencies, page F-36

     85.      Please disclose the agreement to sell the Granada Spirit to Teekay Shipping Corporation and include the disclosure required by paragraph 47(a) of FAS 144. In this regard, disclose how this tanker is being used until it is sold.

Response to Comment No. 85:

At the periods presented, Teekay Spain did not have a commitment to sell the Granada Spirit to Teekay Shipping Corporation. Teekay Spain did sell the Granada Spirit in December 2004 and the partnership has revised the disclosure in its Subsequent Events notes on page F-38 and F-50 to disclose this fact.

     86.      We note your previous disclosures that the Granada Spirit as a single hull vessel may not be in compliance with certain regulations, and that upon termination of its present charter you plan to use it in the spot market until its sale to Teekay Shipping Corporation. In this regard, explain to us your assessment of impairment of the tanker in accordance with FAS 144, and how you determined its fair market value.

Response to Comment No. 86:

Under current International Marine Organization’s (IMO) regulations, the Granada Spirit will not be allowed to operate past 2010. Thus, the Granada Spirit is currently in compliance with the applicable regulation.

The vessel was acquired in April 2004 as part of the Tapias acquisition and recorded at its then fair market value, which included the effect of the IMO regulations requiring its phase-out in 2010. It was then sold by Teekay Spain to another subsidiary of Teekay Shipping Corporation in December 2004 for fair market value. As part of the sale in December 2004, a third-party valuation of the tanker was conducted. This valuation concluded that the approximate fair value of the vessel exceeded its book value. This increase in value was expected as the prices for second-hand single-hull tankers generally increased throughout 2004.

January 28, 2005

Unaudited Consolidated Interim Financial Statements of Teekay Luxembourg S.A.R.L., page F-38
General

     87.      Please explain your basis for presenting unaudited financial statements of Teekay Luxembourg S.A.R.L. It appears that the financial statements should be audited.

Response to Comment No. 87:

The partnership intends to present audited financial statements with a future amendment to the registration statement.

Note 2. Acquisition of Teekay Shipping Spain, S.A., page F-42

     88.      Please disclose the operational status of the sixth Suezmax tanker referred to in the second paragraph and clarify which tanker this is.

Response to Comment No. 88:

The partnership has revised the disclosure on page F-43 in response to the comment. The sixth tanker is the Granada Spirit.

     89.      Additionally, the information in the second paragraph with respect to the Suezmax tankers does not appear to be consistent with the information on page 88. Please reconcile and revise as appropriate.

Response to Comment No. 89:

The partnership has revised page F-43 to more clearly indicate that the fleet data referred to in the financial statements is as of June 30, 2004, the date of the financial statements. The data on page 88 in the initial filing and elsewhere in the registration statement is as of a later date.

Note 9. Advances from Affiliate, page F-47

     90.      Please disclose the interest rate associated with the demand promissory notes at the date of the balance sheet presented.

Response to Comment No. 90:

The partnership has revised the disclosure on page F-48 in response to the comment.

January 28, 2005

Financial Statements of Teekay LNG Partners LP
Note to Balance Sheet, page F-53

     91.      Please disclose the transactions that will take place between you and Teekay Shipping Corporation prior to or upon completion of the initial public offering.

Response to Comment No. 91:

The partnership has revised the disclosure on page F-54 in response to the comment.

     92.      Additionally, please disclose the purchase and sale commitments that you have or will have, including those you are to acquire from Teekay Shipping Corporation.

Response to Comment No. 92:

The partnership has revised the disclosure on page F-54 in response to the comment.

     93.      Also, disclose any vessel sale and purchase transactions completed by you or your subsidiaries subsequent to the date of the balance sheet and the completion of the offering.

Response to Comment No. 93:

Teekay LNG Partners L.P. will have no vessel sale and purchase transactions prior to completion of the offering, and has revised the disclosure on page F-54 (last two bullet points) to reflect the agreement to sell the Granada Spirit and the agreement to purchase the interest in three LNG newbuildings after completion of the offering.

     94.      Please disclose your dependence upon Teekay Shipping Corporation and its affiliates for various services, what those services are and how the services will be valued.

Response to Comment No. 94:

The partnership has revised the disclosure on page F-54 (sixth bullet) in response to the comment.

January 28, 2005

* * * * *

     We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact David S. Matheson at (503) 727-2008 or the undersigned at (503) 727-2048.

Very truly yours,

M. Chris Hall

Enclosures

cc (w/o enc.):	Peter Evensen (Teekay LNG Partners L.P.) Stephen Woo (Citigroup Global Markets Inc.) Leo Chang (Watson, Farley & Williams) Alan Baden (Vinson & Elkins L.L.P.) Joshua Davidson (Baker Botts L.L.P.)